commercial wireless infrastructure including cell tower, tower-mount, and pole-mount macro-, mini-, and micro-cell base stations; wireless backhaul and enterprise networks comprising point to point and multipoint microwave towers and links; defense & aerospace including radar systems, telemetry transmitters for missile systems, electronic warfare (EW) systems, tactical radio communications systems for ground, sea, and airborne applications; satellite communications; land mobile radio systems for public safety and homeland security communications networks; broadcast systems including digital TV transmitters; electronic test and measurement instruments including high precision RF and microwave signal generators and analyzers; medical instrumentation including MRI and laser systems and RF surgical probe systems; microwave wireless multimedia devices; GPS receivers; automotive sensor; tollway transponders; security scanners; and household appliances including microwave ovens, cordless phones, set-top boxes, cable and Wi-Fi modems.

We have a long history of supplying high power, high frequency, RF and microwave products, including filters, log video amplifiers, detectors and integrated assemblies, to prime contractors that in turn supply government military customers. These prime contractors include, but are not limited to, Lockheed Martin, BAE, Raytheon, Saab, and Northrop Grumman. Our products have been used in numerous programs dating back to 1956, when Microphase introduced its first diplexer to Lockheed Martin. Continuing its technology leadership, Microphase designed a seven channel multiplexer, now housed in the Smithsonian Institute of Technology, which was onboard the first US piloted space flight, the Mercury Freedom 7 Capsule, on May 5, 1961. Other notable programs in which the Company's products were used include the Atlas Missile, Vanguard Missile, Polaris Missile System (recipient of citation from Bureau of Naval Weapons), SHRIKE Missile, ARM Missile, the Patriot Missile System, THAAD (Terminal High Altitude Area Defense), the Samos, Tiros, and Currier Space Probes, the B1 Bomber, the F111, EA6B, F14, F16, F18, Gripen fighter, and the F35 joint strike fighter planes, and more recently drone programs including the Predator, the Reaper and the Shadow.

As the need for more secure communications increases, the need for higher powered and higher frequency devices is needed for applications in military, public safety/homeland security, medical, autonomous auto, commercial communications and other fields.

The Company recently signed an agreement to develop a new line of test probe products for the RF/Microwave Test and Measurement ("T&M") industry with Dynamac, Inc. Our T&M products and solutions are designed for daily use by thousands of electronic and wireless engineers around the world and could reduce test and measurement time from days and weeks to minutes. The Company expects a diverse customer base which target end users in the areas of research, product design and development, component/ device design and development, semiconductor chip and integrated circuit design and development, production testing, incoming inspection and quality control.

Competition

We operate in highly competitive markets that are sensitive to technological advances. Many of our competitors in each of our markets are larger than we are and maintain higher levels of expenditures for research and development. In each of our markets, we concentrate on the opportunities that our management believes are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these markets are product quality and reliability; technological capabilities; service; past performance; ability to develop and implement complex, integrated solutions; ability to meet delivery schedules; the effectiveness of third-party sales channels in international markets; and cost-effectiveness.

In the RF Communications segment, principal competitors for our filter components products include K & L Microwave, a Dover Company; R S Microwave, a privately held company headquartered in Butler, NJ; Lorch Microwave, a member of the Smith Group, a global technology company listed on the London Stock Exchange; and Delta Diversified Products, a private company based in Arizona.

In the Video amplifier segment, principal competitors for our Detector Log Video Amplifier Sensor products include American Microwave Corporation, a privately held company headquartered in Frederick, MD; Akon Inc., a privately held company based in San Jose, CA; Planar Monolithics Industries ("PMI"), a privately held company based in Frederick, MD; L-3 Narda- Miteq, a subsidiary of L-3 Communications Inc., a publicly-traded company based in New York, NY; and Signal Technology, a subsidiary of Crane Co., a publicly-traded company based in Stamford, CT.

RF/Microwave Industry

The RF/Microwave industry is vast, comprising a wide range of diverse technologies that incorporate everything from tiny components to large integrated systems. The scope of applications for RF/Microwave products is nearly as broad as the number of technologies themselves, with a reach that grows wider with each passing year. RF/Microwave products support a variety of market segments including defense and aerospace; mobile wireless infrastructure networks; multimedia devices; household appliances such as microwave ovens, set top boxes and entertainment systems; public safety/homeland security communications; broadcast systems; automotive sensors; and other markets. These markets have traditionally presented a wide range of opportunities and diverse customers for Microphase's RF/Microwave products. As a customer-driven global provider of RF/Microwave components, devices, and integrated assemblies we plan to expand market penetration in emerging technology markets including 5th Generation (5G) wireless mobile communications, commercial drone systems, and Internet of Things (IoT), which provides for advanced interconnection of devices, systems, and services within the existing Internet infrastructure and is expected to rely heavily on wireless links to lead in automation in nearly all fields from residential to commercial, healthcare and industrial markets.

The RF/Microwave components drive annual opportunities that are valued in the billions of dollars. The market segments for Microphase products including filters, detector log video amplifiers, power amplifiers, and integrated assemblies together are valued at more than $4 billion annually as calculated by the Company based on data from CTIA-The Wireless Association, the Microwave Journal, Civitas Group and Transparance Market Research.

Defense Industry

The US Department of Defense ("DOD") is committed to ensuring a high state of military readiness, with funding priorities focused on the safety and effectiveness of US troops, national defense, homeland security, and battlefield command, control and communication systems. Advanced radar systems, jamming systems, smart munitions, electronic surveillance and communication systems are important DOD capabilities. The Company's products and technologies are mission-critical components which are supplied to the major US Defense Original Equipment Manufacturers ("OEMs") that develop and manufacture these systems for the DOD.

Microphase is known in the RF and microwave defense electronics industry for its technical proficiency in high frequency, high power products that support secure communications between military assets, having been an approved contractor and sub-contractor for prime contractors and performing work for the DOD for RF applications since 1963. The Company possesses a high degree of engineering talent and technical expertise in high frequency, high power communications. The Company focuses on more complex and higher performance products with higher technical requirements.

Principal Customers; Government Contracts

The percentage of our revenue that was derived from sales to major defense contractors of advanced weapons systems to U.S. Government customers, including the Military, the DoD and intelligence and civilian agencies, as well as foreign military sales funded through the U.S. Government, was approximately 99 percent in fiscal 2014 compared with approximately 99 percent in fiscal 2013 and 99 percent in fiscal 2012. Our U.S. Government sales are predominantly derived from contracts with prime military contractors to the U.S. Government.

On U.S. Government firm fixed-price contracts we agree to perform a specific scope of work for a fixed price and, as a result, may benefit from cost savings and may carry the burden of cost overruns. U.S. Government contracts are terminable for the convenience of the U.S. Government, as well as for default based on performance. Companies supplying goods and services to the U.S. Government are dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies resulting from various military, political, economic and international developments. Long-term U.S. Government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Under contracts terminable for the convenience of the U.S. Government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts that are terminable for default generally provide that the U.S. Government pays only for the work it has accepted and may require the contractor to

Groundbreaking technologies and innovative solutions should drive our strategic roadmap for long-term growth and profitability. Discussions are underway for collaboration and joint development with certain potential strategic partners. Microphase is aggressively pursuing access to niche products and solutions with first-to-market opportunities.

Recent Developments

Pursuant to the Company's growth strategy, on March 31, 2013 the Company acquired a line of detector log video amplifier ("DLVA") threat detection products from Microsemi Corporation, a global designer, manufacturer and marketer of analog and mixed-signal integrated circuits and semiconductors. The acquired product line specializes in threat detection assemblies used in many DOD programs. The product line is complementary to Microphase's existing portfolio of high end Video Amplifier products and has enabled the Company to enhance its market leadership position by allowing it to expand its product offerings. This line of business accounted for 23% of the Company's 2014 sales.

In July of 2014, Microphase executed a Stock Purchase Agreement with AmpliTech Group, Inc., a publicly-traded provider of RF/Microwave and low-noise amplifiers for critical and high-reliability, wireless and satellite communications applications. Microphase received 8,666,666 shares of common stock of Amplitech Group, Inc. for a $200,000 investment. To date this investment has been a passive investment.

In August of 2014, Microphase entered into an agreement with Dynamac, Inc. ("Dynamac"), a privately-held company located in Addison, Illinois, regarding a new line of test probe products. The Company would be able to manufacture, market and sell this product line, when and if commercially viable, under the Microphase name. The Company believes there are significant opportunities in the RF/Microwave Test and Measurement industry for low-cost, high-frequency calibrated test probe products and related test platforms and accessories. Microphase and Dynamac formed a strategic partnership that is expected to enable both companies to use their core competencies, technologies and resources to develop, manufacture and market a unique portfolio of the industry's first low-cost RF/Microwave and Millimeter-wave calibrated test probes and related universal test platforms as alternative commercial products to conventional custom test solutions. Dynamac's product line is protected by a strong intellectual property portfolio which includes two issued patents, 18 patents applications in process and trade secrets. Microphase and Dynamac expect to file additional patent applications to protect several additional products planned for future development. Microphase is required to provide additional funding to enable transition of T&M products from prototype phase to full scale production. The parties are continuing to negotiate a timeframe for such funding and delivery of engineering prototypes.

Existing Product Families

Detector Log Video Amplifiers: Microphase DLVA products are complex subsystem modules that are used primarily in radar and electronic warfare (EW) systems to detect and process with high precision and accuracy incoming signals having varying power levels in highly electromagnetic dense and noisy environments to deliver video output signals to advanced early warning radar and control systems.

Detectors and Limiters: These products are used in the receivers of radio and satellite communications, GPS, radar, and electronic countermeasure systems for detection of very low level signals while at the same time protecting high sensitivity receivers from high power interference and jamming sources.

Filters: Microphase's filter portfolio offers a complete line of bandpass, bandstop, lowpass, and highpass filter products for both transmitter and receiver applications. Microphase filters are used in a wide range of communications, broadcast, radar, and satellite systems, etc. to provide channel selectivity, and to eliminate or mitigate noise, interference and/or spurious emissions.

Switched Filter Banks: A switched filter assembly typically consists of a bank of filters and a controlled high speed switch matrix. Each filter within the filter bank covers a specific frequency band. The filters are selected and switched in nanoseconds by a digital control signal. Microphase offers switched filter assemblies consisting of up to 16 filters or channels for use in EW, military and aerospace, and communications systems.

Duplexers and Multiplexers: Our duplexers consist of two filters which provide a high degree of isolation between transmit and receive signals enabling a transmitter and receiver to operate safely and reliably via a

ITEM 1A. RISK FACTORS.

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors in evaluating our business. If any of these risks, or other risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition and results of operations could be adversely affected. If that happens, the market price of our common stock could decline.

RISKS RELATED TO OUR BUSINESS IN THE RF/MICROWAVE INDUSTRY, AND MILITARY INDUSTRY, FINANCIAL CONDITION AND COMMON STOCK.

Risks Related to Our Business

OUR CURRENT REVENUE IS ALMOST ENTIRELY DELIVERED FROM PRIME DEFENSE CONTACTORS TO THE U.S. GOVERNMENT AND ITS ALLIES AS CUSTOMERS, AND THE LOSS OF THESE RELATIONSHIPS, A REDUCTION IN U.S. GOVERNMENT FUNDING OR A CHANGE IN U.S. GOVERNMENT SPENDING PRIORITIES COULD HAVE AN ADVERSE IMPACT ON OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

We are highly dependent on sales to major defense contractors of advance weapons systems to the U.S. military. Such customer include Northrop Grumman, Lockheed Martin, Raytheon, British Aerospace and SAAB The percentage of our revenue that was derived from sales to major defense contractors and directly to the U.S. Government were 99% in fiscal 2014, 99% in fiscal 2013 and 99% in fiscal 2012. Therefore, any significant disruption or deterioration of our relationship with such major defense contractors or the U.S. Government would materially reduce our revenue. Our competitors continuously engage in efforts to expand their business relationships with the same major defense contractors and the U.S. Government and will continue these efforts in the future, and the U.S. Government may choose to use other contractors. We expect that a majority of the business that we seek will be awarded through competitive bidding. We operate in highly competitive markets and our competitors may have more extensive or more specialized engineering, manufacturing and marketing capabilities than we do in some areas, and we may not be able to continue to win competitively awarded contracts or to obtain task orders under multi-award contracts. Further, the competitive bidding process involves significant cost and managerial time to prepare bids and proposals for contracts that may not be awarded to us, as well as the risk that we may fail to accurately estimate the resources and costs required to fulfill any contract awarded to us. Following any contract award, we may experience significant expense or delay, contract modification or contract rescission as a result of our competitors protesting or challenging contracts awarded to us in competitive bidding. Major defense contractors to whom we supply components for systems must compete with other major defense contractors (to whom we may not supply components) for military orders from the U.S. Government In addition there are other policy imperatives for consideration for limited resources and for uncertain levels of funding during the budget and appropriation process. Budget and appropriations decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. U.S. Government spending priorities and levels remain uncertain and difficult to predict and are affected by numerous factors, including sequestration (automatic, across-the-board U.S. Government budgetary spending cuts) and whether it will be superseded by alternate arrangements. A change in U.S. Government spending priorities or an increase in non-procurement spending at the expense of our programs, or a reduction in total U.S. Government spending, could have material adverse consequences on our future business.

FEDERAL GOVERNMENT CONTRACTS MAY BE TERMINATED BY THE FEDERAL GOVERNMENT AT ANY TIME PRIOR TO THEIR COMPLETION WHICH COULD LEAD TO UNEXPECTED LOSS OF SALES AND REDUCTION IN BACKLOG.

Under the terms of federal government contracts, the federal government may unilaterally:

- terminate or modify existing contracts;

- reduce the value of existing contracts through partial termination; and

- delay the payment of our invoices by government payment offices.

- Challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions;

- Risk that our markets do not evolve as anticipated and that the strategic acquisitions and divestitures do not prove to be those needed to be successful in those markets;

- Risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties;

- Potential loss of key employees or customers of the businesses acquired or to be divested;

- Risk that we are not able to complete strategic divestitures on satisfactory terms and conditions or within expected timeframes;

- Risk of diverting the attention of senior management from our existing operations;

- the risk that the industry may develop in a different direction than anticipated and that the technologies we acquire do not prove to be those we need to be successful in the industry;

- the risk that future valuations of acquired businesses may decrease from the market price we paid for these acquisitions;

- the generation of insufficient revenues by acquired businesses to offset increased operating expenses associated with these acquisitions;

- the potential difficulties in completing in-process research and development projects and delivering high quality products to our customers;

- the potential difficulties in integrating new products, businesses and operations in an efficient and effective manner;

- the risk that our customers or customers of the acquired businesses may defer purchase decisions as they evaluate the impact of the acquisitions on our future product strategy;

- the potential loss of key employees, particularly those of the acquired organization;

- the risk that acquired businesses will divert the attention of our senior management from the operation of our business; and

- the risks of entering new markets in which we have limited experience and where competitors may have a stronger market presence.

- Problems integrating the purchased operations, personnel or technologies;

- Unanticipated costs;

- Diversion of resources and management attention from our exploration business; and

- Entry into regions or markets in which we have limited or no prior experience.

Our inability to successfully operate and integrate newly-acquired businesses appropriately, effectively and in a timely manner could have a material adverse effect on our ability to take advantage of further growth in demand for products in our marketplace, as well as on our revenues, gross margins and expenses.

OUR STRATEGY INCLUDES ORGANIC GROWTH, WHICH MAY NOT RESULT IN INCREASED REVENUES OR PROFITABILITY AND MAY DEPLETE OUR LIMITED CASH RESERVES WITHOUT RETURN ON INVESTMENT.

In addition to making acquisitions we intend to grow our business organically, focusing on sales to further increase our revenues and backlog, and ramping up manufacturing to meet the increased demand. This has been especially challenging in the past given our limited success in significantly expanding our product offerings. We may encounter difficulties caused by a number of factors, some of which are out of our control, including operational or personnel issues, delays in obtaining (or failure to obtain) required parts, supplies, or third-party technology; global recession concerns; access to credit by our customers, our suppliers, or ourselves; and our competitors may be more successful than we are technologically or in terms of sales

generation. Recently the Company has only been able to increase our revenues as the result of an acquisition. In the event that circumstances require the Company to pursue a strategy of growth primarily through acquisitions, rather than organically, the Company would be subject to risks associated with identifying, acquiring and integrating such acquisition targets, among other related risks, as are detailed in the immediately preceding risk factors.

THE OUTCOME OF LITIGATION OR ARBITRATION IN WHICH WE ARE INVOLVED IS UNPREDICTABLE AND AN ADVERSE DECISION IN ANY SUCH MATTER COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FINANCIAL CONDITION, RESULTS OF OPERATIONS AND CASH FLOWS.

From time to time, we are defendants in a number of litigation matters and are involved in a number of arbitrations. These actions may divert financial and management resources that would otherwise be used to benefit our operations. No assurances can be given that the results of these or new matters will be favorable to us. An adverse resolution of lawsuits or arbitrations could have a material adverse effect on our financial condition, results of operations and cash flows.

WE FACE CERTAIN SIGNIFICANT RISK EXPOSURES AND POTENTIAL LIABILITIES THAT MAY NOT BE COVERED ADEQUATELY BY INSURANCE OR INDEMNITY.

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing and manufacturing, components, integrated assemblies and subsystems for advanced defense, technology and communications systems and products. New technologies associated with these systems and products may be untested or unproven. Components of certain of the defense systems and products we develop are inherently dangerous. Failures of satellites, missile systems, air traffic control systems, homeland security applications and aircraft have the potential to cause loss of life and extensive property damage. In most circumstances, we may receive indemnification from the U.S. Government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. It also is not possible for us to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of U.S. Government indemnity and our insurance coverage would harm our financial condition, results of operations and cash flows. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing with our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

WE ARE NOT ABLE TO INSURE AGAINST ALL POTENTIAL RISKS AND MAY BECOME SUBJECT TO HIGHER INSURANCE PREMIUMS.

We will have insurance policies covering certain risks associated with our business. However, any such insurance policies will not cover losses as a result of force majeure, natural disasters, terrorist attacks or sabotage, among other things. We do not expect to maintain insurance for certain environmental risks. In addition, our insurance policies may be subject to annual review by our insurers and may not be renewed at all or on similar or favorable terms. A serious uninsured loss or a loss significantly exceeding the limits of our future insurance policies could have a material adverse effect on our business, financial condition and results of operations.

CHANGES IN FUTURE BUSINESS OR OTHER MARKET CONDITIONS COULD CAUSE BUSINESS INVESTMENTS AND/OR RECORDED GOODWILL OR OTHER LONG-TERM ASSETS TO BECOME IMPAIRED, RESULTING IN SUBSTANTIAL LOSSES AND WRITE-DOWNS THAT WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

As part of our overall strategy, we will, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. After acquisition, unforeseen issues could arise which adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates.

OUR AUDITORS HAVE EXPRESSED SUBSTANTIAL DOUBT ABOUT OUR ABILITY TO CONTINUE AS A "GOING CONCERN." ACCORDINGLY, THERE IS SIGNIFICANT DOUBT ABOUT OUR ABILITY TO CONTINUE AS A GOING CONCERN.

As of June 30, 2014, we had an accumulated deficit of $10,717,263 and a total stockholders' deficit of $1,525,284. As of December 31, 2014 (unaudited) we had an accumulated deficit of $12,602,806 and a total stockholders' deficit of $836,094. A significant amount of capital will be necessary to grow and advance our business and these conditions raise substantial doubt about our ability to continue as a going concern.

If we continue incurring losses and fail to achieve profitability, we may have to cease our operations. Our financial condition raises substantial doubt that we will be able to continue as a "going concern", and our independent auditors included an explanatory paragraph regarding this uncertainty in their report on our financial statements as of June 30, 2014. These financial statements do not include any adjustments that might result from the uncertainty as to whether we will continue as a "going concern". Our ability to continue status as a "going concern" is dependent upon our generating cash flow sufficient to fund operations. Our business plans may not be successful in addressing these issues.

IF WE ARE UNABLE TO OBTAIN ADDITIONAL FUNDING, BUSINESS OPERATIONS WILL BE HARMED AND IF WE DO OBTAIN ADDITIONAL FINANCING THEN EXISTING SHAREHOLDERS MAY SUFFER SUBSTANTIAL DILUTION.

We anticipate that we will need to raise substantial capital to fund our operations for the next twelve months, depending on revenue from operations. Additional capital will be required to effectively support the operations and to otherwise implement overall business strategy. We currently do not have any contracts or commitments for additional financing. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. The inability to obtain additional capital will restrict our ability to grow and may reduce our ability to continue to conduct business operations. If we are unable to obtain additional financing, we will likely be required to curtail and possibly cease operations. Any additional equity financing may involve substantial dilution to then existing shareholders.

BECAUSE WE ARE SMALL AND DO NOT HAVE MUCH CAPITAL, WE MAY HAVE TO LIMIT BUSINESS ACTIVITY.

Because we are small and do not have much capital, we must limit our business activity. As such we may not be able to complete the sales and marketing efforts required to drive our sales. This is especially true with respect to our ability to obtain parts and materials necessary to build our products. The necessity of paying cash up front to secure parts necessary to build our products has in the past and could in the future put a severe strain on our ability to produce and deliver our products for our order backlog. In order to successfully implement and manage our business plan, we will be dependent upon, among other things, successfully recruiting qualified managerial and company personnel having experience in the business. Competition for qualified individuals is intense. There can be no assurance that we will be able to find, attract and retain existing employees or that we will be able to find, attract and retain qualified personnel on acceptable terms.

WE DEPEND ON MANUFACTURING LINES FOR CERTAIN OF OUR PRODUCTS, AND ANY SIGNIFICANT DISRUPTION IN PRODUCTION COULD IMPAIR OUR ABILITY TO DELIVER OUR PRODUCTS.

We currently manufacture and assemble our products at our facilities using production lines. Every product is hand assembled by our skilled and uniquely trained employees. Once a product is assembled it goes to a test area for testing, tuning and troubleshooting where every piece is tested and checked to make sure it meets customer specification requirements. Testing includes environmental testing for temperature and vibration tolerance. Some products are sent out to third parties for testing for additional parameters including altitude, shock and acceleration. Once products are tested most are solder-sealed in house but some are sent out to third parties to be laser-sealed. After the products are sealed, they are painted, marked with an identification number, and then shipped. Any significant disruption to one of these production lines will require time either to reconfigure and equip an alternative production line or to restore the original line to full capacity. Some of our production

processes are complex, and we may be unable to respond rapidly to the loss of the use of any production line. This could result in delayed shipments, which could result in customer dissatisfaction, loss of sales and damage to our reputation.

WE DESIGN CUSTOM PRODUCTS TO MEET SPECIFIC REQUIREMENTS OF OUR CUSTOMERS. THE UNCERTAIN NATURE OF THE DEVELOPMENT CYCLE FOR CUSTOM PRODUCTS CAN RESULT IN VARIABILITY IN THE TIMING OF OUR RECEIPT OF REVENUE FROM SUCH PRODUCTS.

The design and sales cycle for our custom products, from initial contact by our sales force to the commencement of shipments of those products may be lengthy. In this process, our sales and engineers work closely with the customer to analyze the customer's system requirements and establish a technical specification for the custom product. We then select a process, evaluate components, and establish assembly and test procedures before manufacturing can begin. The length of this cycle is influenced by many factors, including the difficulty of the technical specification, the novelty and complexity of the design and the customer's procurement processes. Our customers typically do not commit to purchase significant quantities of the custom product until they are ready to commence volume shipments of their own system or equipment. Our receipt of substantial revenue from sales of a custom product often depends on that customer's commercial success in manufacturing and selling its system or equipment that incorporates our custom product. As a result, a significant period may elapse between our investment of time and resources in designing and developing a custom product and our receipt of substantial revenue from sales of that custom product.

The length of this process may increase the risk that a customer will decide to cancel or change its plans related to its system or equipment. Such a cancellation or change in plans by a customer could cause us to lose anticipated sales. In addition, our business, results of operations and financial condition could be materially adversely affected if a significant customer curtails, reduces or delays orders during our sales cycle, chooses not to release its system or equipment that contains our custom products, or is not successful in the sale and marketing of its system or equipment that contains our custom products.

WE DEPEND ON COMPONENT AVAILABILITY, SUBCONTRACTOR PERFORMANCE AND OUR KEY SUPPLIERS TO MANUFACTURE AND DELIVER OUR PRODUCTS AND SERVICES.

We are dependent upon the delivery by suppliers of materials and the assembly by subcontractors of major components and subsystems used in our products in a timely and satisfactory manner and in full compliance with applicable terms and conditions. Some products require relatively scarce raw materials. We also are subject to specific procurement requirements that may, in effect, limit the suppliers and subcontractors we may utilize, including requirements for genuine original equipment manufacturer parts.

In some instances, we are dependent on sole-source suppliers. If any of these suppliers or subcontractors fails to meet our needs or becomes insolvent, we may not have readily available alternatives. While we enter into long-term or volume purchase agreements with certain suppliers and take other actions, such as accelerating supplier payments commensurate with value delivered, to ensure financial viability and the availability of needed materials, components and subsystems, we cannot be sure that such items will be available in the quantities we require, if at all. In addition, some of our suppliers or subcontractors, especially smaller entities, may continue to be impacted by global economic conditions, which could impair their ability to meet their obligations to us. If we experience a material supplier or subcontractor problem, our ability to satisfactorily and timely complete our customer obligations could be negatively impacted which could result in reduced sales, termination of contracts and damage to our reputation and relationships with our customers. We could also incur additional costs in addressing such a problem. Any of these events could have a negative impact on our results of operations, financial condition or liquidity. In addition, we must comply with other procurement requirements, including restrictions on the use of certain chemicals in the European Union and conducting diligence and providing disclosure regarding the use of certain minerals, known as conflict minerals, which may impact our procurement practices and increase our costs.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of February 12, 2015 certain information regarding the beneficial ownership of our shares:

1. by each person who is known by us to be the beneficial owner of at least five percent (5%) of our outstanding common stock;

2. by each of our directors;

3. by each executive officer named in the compensation table: and

4. by all of our directors and executive officers as a group

AFFILIATES[(1 & 2)]	Shares	Warrants/ conversion rights	TOTAL	Percent of Common
Microphase Holding Company LLC	1,833,702	791,734	2,625,435	48.29%
RCKJ Trust[(3)(4)(5)(6)]	1,265,923	1,166,640	2,432,563	41.85%
James Ashman	20,000	—	20,000	0.43%
Michael Ghadaksaz	20,000	—	20,000	0.43%
Necdet Ergul[(4)(5)(7)]	920,419	585,867	1,506,286	28.79%
Jeffrey Peterson	10,000	—	10,000	0.22%
Ronald Durando[(8)]	0	0	0	0
Brian Kelly	198,000	—	198,000	4.26%
Total Affiliates	2,434,342	1,752,507	4,186,849	75.98%

Microphase Holding Company, LLC, a limited liability company, in which the RCKJ Trust owns 50% of the membership interests and Mr. Ergul owns 50% of the membership interests, is the owner of 1,833,702 shares of Common Stock and 11,876 shares of preferred stock convertible into 791,734 common shares; however, the totals for Microphase Holding Company, LLC are not included in the above "Total Affiliates" because such shares have been included in the amounts indicated for the RCKJ Trust and Mr. Ergul.

(1) Unless otherwise indicated, the address of each beneficial owner is 587 Connecticut Avenue, Norwalk, Connecticut 06854-1711.

(2) Unless otherwise indicated, Microphase believes that all persons named in the table have sole voting and investment power with respect to all shares of the Company beneficially owned by them. The percentage for each beneficial owner listed above is based upon 4,645,306 shares outstanding on February 3, 2015 and, with respect to each person holding options, warrants or similar conversion rights to purchase shares that are exercisable within 60 days after February 3, 2015, the number of options and warrants or similar conversion rights are deemed to be outstanding and beneficially owned by the person for the purpose of computing such person's percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage owenrship of any other person.

(3) On February 9, 2015 Mr. Durando assigned all his interests in the Common and Preferred stock of the Company held in MHC, Durando Investments, LLC and individually, for a period not less than three years, to the RCKJ Trust as the Grantor. The beneficial owners for economic purposes are Mr. Durando's children, Ryan C. Durando and Korinne J. Durando. Decisions with respect to the voting and disposition of such shares shall be made by the trustee, Dennis Durando, Mr. Durando's brother, who disclaims beneficial ownership of such shares in his individual capacity.

(4) Includes 916,851 shares owned by Microphase Holding Company, LLC.

(5) Includes as warrants the conversion rights of 5,938 shares of preferred stock convertible into 395,867 common shares owned by Microphase Holding Company, LLC.

(6) Includes as warrants the conversion rights of 1,050 and 11,511 shares of preferred stock convertible into 70,000 and 700,773 common shares owned by RCKJ Trust previously owned by Mr. Durando individually and Durando Investments, LLC, respectively.

(7) Includes as warrants the conversion rights of 2,850 shares of preferred stock convertible into 190,000 common shares owned by Mr. Ergul.

(8) Mr. Durando was the Company's chief operating officer since May 1, 1995 and a director since March 31, 2010 until his resignation from such positions on January 22, 2015.